August 14, 2006

Mail Stop 5546

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Cecilia D. Blye, Chief
Office of Global Security Risk

Re:	NATCO Group Inc. – File No. 1-15603
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006

Ladies and Gentlemen:

On behalf of NATCO Group Inc., we enclose a memorandum in response to the comments of the Securities and Exchange Commission in its letter of August 4, 2006. In submitting its response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Richard W. FitzGerald, Senior Vice President and Chief Financial Officer (713-685-8082) or, in his absence, Katherine Ellis, Senior Vice President and General Counsel (713-685-6183).

Sincerely,

/s/ John U. Clarke	/s/ Richard W. FitzGerald
John U. Clarke	Richard W. FitzGerald
Chairman and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Enclosures

Brookhollow Central III	Telephone: (713) 683-9292
2950 North Loop West, 7th Floor	Facsimile: (713) 812-6654
Houston, Texas 77092

US Securities & Exchange Commission

August 14, 2006

cc:	Pradip Bhaumik, Attorney-Advisor

Stop 5546

Pamela Long, Assistant Director

Division of Corporation Finance

Stop 5546

Nilima Shah, Accounting Branch Chief

Division of Corporation Finance

Stop 5546

Bill Swanstrom

Locke, Liddell & Sapp

Eric Johnson

Locke, Liddell & Sapp

Al Kekish

KPMG LLP

RE:	NATCO Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 16, 2006

File No. 1-15603

August 14, 2006

Memorandum of NATCO Group Inc. in Response to Comments of

The Securities and Exchange Commission dated August 4, 2006

1.	In your response to prior comment 2, you express the view that your contacts with Iran, Sudan and Syria, countries identified as state sponsors of terrorism, are not qualitatively material to you because the contacts have been made in compliance with U.S. law, and because you have “consistently reported information regarding sales to embargoed countries, if any, in each Form 10-K filing since becoming a public company in January 2000.” Please expand your materiality analysis to address the possibility that, notwithstanding the legality of your contacts with Iran, Sudan and Syria, your reputation and share value may be negatively impacted by the fact that you do business in these countries that have been identified as terrorist-sponsoring states. In this regard, we call to your attention the investor sentiment evidenced by, among other investor actions, the initiatives cited in our prior comment 2. Please also address the fact that, while the Form 10-K discusses your 2005 contacts with Syria, your earlier reports on Form 10-K do not specifically discuss contacts with Iran, Sudan or Syria, or indicate that the referenced “embargoed countries” included terrorist-sponsoring states.

Response: We acknowledge the Staff’s comment; however, we believe that our contacts with Iran, Sudan and Syria are neither quantitatively nor qualitatively material. We acknowledge and understand that certain state legislatures, including Arizona, Louisiana and Pennsylvania, have taken action requiring their retirement systems or finance committees to prepare reports concerning state pension fund assets or state assets invested in companies that conduct business with countries identified as state sponsors of terrorism. However, as stated in our previous response, all of our business with embargoed countries has been conducted in accordance with U.S. law, and has been disclosed to assist investors in making informed decisions consistent with their particular investment criteria. Our disclosure of sales of equipment to embargoed countries in each of 2003 and 2004 was 2% of consolidated revenue, and in 2005, was less than 1% of consolidated revenue. We have not received any notices or complaints that any individual or investment group was considering selling our stock as a result of our disclosures or these transactions. Concerning the possibility that our reputation and share value may be negatively impacted by these activities, we believe that investors do not consider these activities to be material to an investment decision in our stock, given that less than 2% of our business over the last three years has been with embargoed countries, including those that have been identified as terrorist-sponsoring states. Based on our historical precedent, we have no knowledge of any negative impact on investor sentiment or on our reputation or share value.

In our reports on Form 10-K prior to 2005, the reference to “embargoed countries” was intended to include all countries sanctioned under applicable US regulations, which would include terrorist-sponsoring states.

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